UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20449

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-57552

                         AMERICAN UTILICRAFT CORPORATION
             (Exact name of registrant as specified in its charter)

         554 Briscoe Blvd. Lawrenceville, Georgia 30045, (678) 376-0898 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $0.0001 par value per share
            (Title of each class of securities covered by this Form)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     |X|             Rule 12h-3(b)(1)(i)     |_|
Rule 12g-4(a)(1)(ii)    |_|             Rule 12h-3(b)(1)(ii)    |_|
Rule 12g-4(a)(2)(i)     |_|             Rule 12h-3(b)(2)(i)     |_|
Rule12g-4(a)(2)(ii)     |_|             Rule 12h-3(b)(2)(ii)    |_|
                                        Rule 15d-6

Approximate  number of holders of record as of the certification or notice date:
None

Pursuant to the requirements of the Securities Exchange Act of 1934 American Utilicraft Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                 AMERICAN UTILICRAFT CORPORATION

                                                  /s/ John Dupont
                                                 -------------------------------
Date: March 31, 2005                             John J. Dupont, President,
                                                 Chief Executive Officer